Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 30
DATED AUGUST 24, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 30 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 30 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 29 dated August 16, 2004, Supplement No. 28 dated August 6, 2004, Supplement No. 27 dated July 28, 2004, Supplement No. 26 dated July 20, 2004, Supplement No. 25 dated, July 8, 2004, Supplement No. 24 dated June 25, 2004, and Supplement No. 23 dated June 15, 2004, (Supplement No. 23 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and June 10, 2004), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The Columns Shopping Center, Jackson, Tennessee

On August 24, 2004, we purchased a newly constructed shopping center known as The Columns Shopping Center, containing 173,587 gross leasable square feet consisting of three phases. The center is located at 1300 Vann Drive in Jackson, Tennessee.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $27,028,000. These amounts may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $156 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Four tenants, Best Buy, Ross Dress for Less, Marshalls and Bed, Bath & Beyond, will lease more than 10% of the total gross leasable area of the property. The lease term will be determined in accordance with the tenant's commencement date. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per
Lessee *	(Sq. Ft.)	GLA	Annum ($)

Best Buy	30,000	17	16.00

Ross Stores	30,187	17	9.75
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per
Lessee *	(Sq. Ft.)	GLA	Annum ($)

Marshalls	28,000	16	7.75

Bed, Bath & Beyond	20,000	12	9.75

* Lease term information is based on the date the tenant begins occupancy and is not currently available.

For federal income tax purposes, the depreciable basis in this property will be approximately $20,271,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The Columns Shopping Center is newly constructed in 2004. As of August 1, 2004, the property was 100% leased to 16 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased	Current Annual	Base Rent Per Square Foot
Lessee *	(Sq. Ft.)	Rent ($)	Per Annum ($)

Best Buy	30,000	480,000	16.00
Old Navy	14,800	186,480	12.60
Ross Stores	30,187	294,323	9.75
Bed, Bath & Beyond	20,000	195,000	9.75
Books A Million	12,500	134,375	10.75
Dress Barn	7,700	102,795	13.35
Rack Room Shoes	6,000	85,500	14.25
Spoil Me Rotten	2,000	31,000	15.50
Rue 21	4,000	64,000	16.00
Don Panchos Restaurant	4,000	60,000	15.00
Grass Monkey	1,600	24,000	15.00
Wells Fargo	2,400	37,200	15.50
Oreck Vacuums	1,600	24,800	15.50
Quizno's	1,600	28,800	18.00
Shop Space	7,200	115,200	16.00
Marshalls	28,000	217,000	7.75

* Lease term information is based on the date the tenant begins occupancy and is not currently available.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Mitchell Ranch Plaza, New Port Richey, Florida

On August 23, 2004, we purchased 200,404 square feet of a portion of a 324,108 square feet newly constructed shopping center known as Mitchell Ranch Plaza. The center is located at State Road 54 and Little Road in New Port Richey, Florida.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $34,003,300. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $170 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Publix, Marshalls and Ross Dress for Less, each leases more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Publix	44,840	22	9.85	07/03	07/23

Marshalls	30,000	15	7.95	07/03	07/13

Ross Dress for Less	30,176	15	9.75	07/03	01/14

For federal income tax purposes, the depreciable basis in this property will be approximately $25,503,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Mitchell Ranch Plaza was constructed in 2003. As of August 1, 2004, this property was 93% occupied, with a total 185,873 square feet leased to 35 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Cottage Florist	1,200	08/06	22,212	18.51
Cruise Warehouse	900	08/06	18,228	20.25
Pocket Change	1,200	08/06	26,400	22.00
Vitamin Tree	1,200	09/06	22,800	19.00
Tampa Bay Insurance	900	09/06	16,656	18.51
Curves for Women	1,200	09/06	21,900	18.25
Brazilian Tan	1,800	10/06	32,856	18.25
Charles Pope Cellular	1,200	08/08	22,380	18.65
Magic Touch Cleaners	900	08/08	22,800	25.33
La Bebe's Salon	900	08/08	16,428	18.25
Working Cow	1,200	08/08	22,200	18.50
Cellular	1,200	08/08	22,116	18.43
Christos	2,400	09/08	43,200	18.00
Great Clips	1,000	09/08	19,248	19.25
Payless Shoesource	2,400	09/08	60,000	25.00
Aspasia Nails	1,200	09/08	22,200	18.50
Sally Beauty Supply	1,200	09/08	21,300	17.75
George Josef Salon	1,200	09/08	21,900	18.25
China Express	1,200	10/08	23,100	19.25
Trinity Spirits	3,950	10/08	53,280	13.49
American Family Dentist	1,200	10/08	21,780	18.15
VIP Martial Arts	4,050	12/08	67,836	16.75
Carlucci's	3,600	12/08	64,800	18.00
EB Games	1,200	01/09	26,400	22.00
Hallmark Gold Crown	3,950	01/09	65,172	16.50
Beefs O'Brady's	2,800	02/09	50,400	18.00
The Mattress Firm	3,000	02/09	72,300	24.10
The UPS Store	1,200	02/09	21,600	18.00
Cingular Wireless	900	04/09	27,000	30.00
Marshalls	30,000	07/13	238,500	7.95
Ross Dress for Less	30,176	01/14	294,216	9.75
Starbucks	1,500	01/14	42,000	28.00
Pier 1 Imports	10,000	02/14	161,796	16.18
PETsMART	19,107	01/19	211,128	11.05
Publix	44,840	07/23	441,672	9.85

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Governor's Marketplace Shopping Center, Tallahassee, Florida

On August 17, 2004, we purchased an existing shopping center known as Governor's Marketplace Shopping Center, containing 265,541 gross leasable square feet. The center is located on Governor's Square Boulevard, in Tallahassee, Florida.

We purchased this property from an unaffiliated third party with our own funds. Our total acquisition cost was approximately $37,500,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $141 per square foot of leasable space.

On August 17, 2004, we obtained financing on the property in the amount of $20,625,000. The loan requires interest only payments at an annual rate of 5.185% and matures in September 2009.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Bed Bath & Beyond, Sports Authority and Marshall's, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Bed Bath & Beyond	35,000	13	10.50	07/00	01/17

Sports Authority	34,775	13	11.91	08/03	08/08

Marshall's	30,000	11	7.75	05/01	05/11

For federal income tax purposes, the depreciable basis in this property will be approximately $28,125,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Governor's Marketplace was built in 2001. As of August 1, 2004, this property was 87% occupied, with a total 231,738 square feet leased to 23 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Famous Footwear	10,070	07/06	156,085	15.50
Student Body	3,721	08/06	74,420	20.00
Old Navy	20,000	09/06	230,000	11.50
One Price Clothing *	6,413	03/07	89,782	14.00
Clark's Maytag	3,466	05/07	64,121	18.50
Life's Uniforms	1,217	06/07	26,774	22.00
Cingular Wireless	1,200	06/07	30,600	25.50
Nextel Communications	1,443	12/07	36,075	25.00
Sprint PCS	4,206	12/07	75,708	18.00
Sports Authority	34,775	08/08	414,170	11.91
ALLTEL	2,000	04/09	48,000	24.00
Michaels	23,753	02/11	249,407	10.50
Marshall's	30,000	05/11	232,500	7.75
Lifeway Christian	6,324	09/11	123,318	19.50
Atlanta Bread Company	4,000	11/11	94,520	23.63
Boston Market	3,800	11/12	60,000	15.79
David's Bridal	9,000	05/13	133,200	14.80
Petco	13,750	05/13	212,025	15.42
Bombay Company	8,500	08/13	208,250	24.50
Ujamaa	1,600	05/14	35,200	22.00
Qdoba	2,000	07/14	42,000	21.00
Cargo Kids	5,500	08/14	125,400	22.80
Bed Bath & Beyond	35,000	01/17	367,500	10.50

* The tenant is currently in bankruptcy proceedings and the space has not been re-leased.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make these acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Harris Teeter Store #158, Wilmington, North Carolina

We anticipate purchasing a freestanding retail building leased to a Harris Teeter grocery store, containing 57,230 gross leasable square feet. The center is located at Wilshire Boulevard and Kerr Avenue in Wilmington, North Carolina.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $7,200,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $126 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Harris Teeter Store #158, will lease 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per
Lessee	(Sq. Ft.)	GLA	Annum ($)	Lease	Term

Harris Teeter Store # 158	57,230	100	9.76	05/95	05/15

For federal income tax purposes, the depreciable basis in this property will be approximately $5,400,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offering as of August 20, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering began September 15, 2003:	114,616,183	1,146,081,844	118,806,097	1,027,275,747

Shares sold pursuant to our distribution reinvestment program	1,282,904	12,187,581	-	12,187,581

	115,919,087	1,158,469,425	118,806,097	1,039,663,328

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.